August 1, 2005

MAIL STOP 3561

via U.S. mail and facsimile

Michael L. Metter, President
Spongetech Delivery Systems, Inc.
1350 Broadway, Suite 210
New York, NY  10018

Re:      Spongetech Delivery Systems, Inc.
	Form SB-2, Amendment 2 filed July 5, 2005
	File No. 333-123015

Dear Mr. Metter:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Our reference to "prior comments" is to those in our letter dated June 6, 2005.

General
1. Please provide us supplementally with the documentation
indicating
your franchise taxes have been paid and that you have been
reinstated
as a corporation in Delaware. Include disclosure in the business section regarding your prior non-compliance and add a risk factor discussing the risk to the company if this were to occur again. Also, please disclose the period during which you were delinquent in your taxes and discuss the impact being voided by the state of Delaware had on your corporation. Were any shares of common stock issued while you were voided? If so, what is the status of those shares under state law. We may have further comment.
2. Please advise us of the reasons for the differences in the following statements, make any necessary revisions to the prospectus and indicate in your response letter the location of each
revision.
The first and second are in Amendment 5 of your previous SB-2 filing
(333-10925), which you subsequently withdrew.  The first is on page
25 under "Certain Related Party Transactions."  The second is on page
27 under "Principal Stockholders."  The third is in this July 5,
2005
Amendment 2 on page 23 in footnote 4 under "Certain Relations and Related Transactions":

* "Mr. Cohen, on March 1, 2004, transferred his interest in Nexgen Holdings to Joel Pensley";

* "(4)  Joel Pensley owns 775,000 shares of our common stock and is
the beneficial owner of Renegade Consulting, Inc. which owns
100,000
shares and Nexgen Holdings, Inc. which owns 2,791,000 shares"; and

* "Mr. Cohen, on November 22, 2004, transferred his interest in Nexgen Holdings to The Rubin Family Irrevocable Stock Trust." Also, ensure that you include in the disclosure in this prospectus any required information regarding Joel Pensley, or anyone else, including, but not necessarily limited to, that which is required even for persons no longer affiliated with the registrant, such as the following: a person who is not an executive officer but who is expected by the small business issuer to make a significant contribution to the business; or a promoter whose transactions with the registrant must be disclosed in this filing.  See Item 401(b)
and
Item 404(d) of Regulation S-B.
3. Throughout the registration statement, please distinguish between
the shares of the registrant in this offering and those of the selling shareholders. For example, it is necessary to revise footnote "1" to the table on the cover page, in view of the fact that a part of "this offering" consists of selling shareholder sales:
"1)   No underwriting discount or commission will be paid to any person in connection with this Offering. Upon completion of this Offering, the entire proceeds of this Offering will be received by the Company."

Cover Page
4. We reissue prior comment 4. Please limit the prospectus cover page to one page, including the footnotes. Also, please avoid repetition.
5. Explain the reference in the table to the maximum of $500,000 and the minimum of $2 million.
6. We note the statement that the company in its sole discretion may accept subscriptions for less than $25,000. Please explain the criteria to be used in making this determination. Also, please explain how you have a minimum subscription amount if management may accept less. We may have further comment
7. Please provide footnotes one and two in the table directing readers to the footnotes, as you have done for footnote three.
8. Highlight the cross-reference to the risk factors section by prominent type or in another manner, as required by Item 501(a)(5) of
Regulation S-B.

Our Corporate History, page 1
9. Please disclose the following in this section, in the "Corporate
Background" section on page 11, in the "Business" section, on page 16, and elsewhere, as appropriate: the date your corporation was voided by the State of Delaware for overdue taxes and the date it was reinstated.

Risk Factors, page 4
10. We reissue prior comment 14. Please avoid the generic conclusion you reach in several risk factors that the risk could cause your business to suffer or would have a material adverse affect or negative affect on your business. Instead, replace this language with specific disclosure of how your business and operations would be affected. We direct your attention to risk factors 1, 3, 5, 8, 10,
12, 13, 15, and 18.
11. Revise risk factor 17 to discuss the risk that if your common stock is listed on the OTC Bulletin Board and selling shareholders can sell at market prices, they may undercut the price the company is offering its shares, which must be sold at a fixed price for the duration.


Use of Proceeds, page 8
12. We repeat our prior comment 16. Please provide greater disclosure regarding the use of proceeds allocated to working capital.

Dilution, page 9
13. Please explain the statement that you assume the offering price of $.25 for all calculations in the dilution section. Also, please revise similar disclosure in the capitalization section.

Management Discussion and Analysis, page 11
Liquidity and Capital Resources, page 14
14. We reissue prior comment 19. Please consider providing an executive overview to focus on the known trends, events and uncertainties that are critical to your business.

Plan of Operations, page 13
15. Please cite the publication or report which contains the Cleanlink information. Also, provide us with copies of the report supplementally.
16. In the second paragraph of this section provide the estimated expenses.
17. Please provide in greater detail the milestones the company plans to take in the next twelve months to commence sales.
18. We note the statement on page 30 that management believes its "products provide significant benefits compared to current competitive offerings due to the fact that they provide customers with the option of purchasing an all-in-one, multi-use product." Disclose the basis for this statement or remove.
19. We note the disclosure that officers, directors and affiliates may provide funding until the offering is completed. Disclose whether any individuals have agreed to provide such funding. If so, disclose the material terms of the arrangement and file any written agreements as exhibits. Also, state whether there is a maximum amount that may be provided.
20. We reissue prior comment 26. Please disclose your plan of operations if you are unable to raise even the minimum in this offering.
21. You have stated that your licensor has orally agreed to manufacture the children`s bath foam sponge. Please disclose the material terms of the agreement.

Liquidity and Capital Resources, page 14
22. Please update the current cash balance as of the most recent practicable date. Also, please disclose the date of the cash balance.
23. We reissue prior comment 27. Please disclose how long you can currently satisfy your cash requirements.

Legal Proceedings, page 19
24. Please explain your relationship to Westgate. We note the statement that Westgate was your former "factor." Please clarify. Also, please explain the facts underlying the proceeding.

Management, page 19
25. We note the Forms 8-K filed by Azurel Ltd. filed June 16,
2004,
July 26, 2004 and July 26, 2005 which is signed by Mr. Moskowitz as the CEO. Please revise the disclosure in the management section to disclose the continued affiliation with Azurel. Please supplementally provide the amount and percent of share ownership in
Azurel by Messrs. Metter, Moskowitz and Lazauskas as of the most recent practicable date. This would include any shares held through their affiliates or spouses or minor children. Please disclose your plans regarding the reporting status of Azurel. We may have further comment.

Security Ownership of Certain Beneficial Owners and Management,
page
24
26. We note the decrease in shares held by Messrs. Metter and Lazauskas.
27. Please advise us regarding the transaction(s) that resulted in this decrease in shares held by these individuals. We may have further comment.
28. We note the disclosure in footnote 5. Revise the ownership table to attribute ownership of the shares held by spouses to the corresponding officers or directors. Refer to Securities Act Release
No. 33-4819 ("a person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children").


Shares Eligible for Future Sale, page 29
29. We reissue prior comment 40. Please provide disclosure in this section regarding the Division`s position as expressed in an interpretive letter to the NASD-Regulation which indicates we believe that those securities held by promoters or affiliates of a blank check company and their transferees can be resold only through a registered offering. See the letter to Ken Worm dated January 21, 2000.

Plan of Distribution, page 29
30. We repeat our prior comment 46 requesting that you disclose that you will file a post-effective amendment if you retain a broker who may be deemed an underwriter after effectiveness of this registration statement.
31. We reissue prior comment 41. Please clarify in this section that the offering of securities by the company will be conducted only through those individuals specifically named in this section. We note the statement that currently the two named individuals will offer the securities on the company`s behalf.
32. We note the statement that if you do not raise the minimum you anticipate officers and directors providing the expenses associated with this offering. Please state whether any of these individuals have agreed to provide such funding. If so, please disclose the material terms and file any written agreements as exhibits. If not, please disclose and indicate how you plan to pay these expenses if these individuals do not provide funding. We may have further comment.

Outside Back Cover Page
33. The outside back cover page should be relocated after the financial statements, which are included as part of the prospectus.

Recent Sales of Unregistered Securities, page II-2
34. We have reviewed your response to our prior comment 51. In light of the fact that you filed this registration statement on February 25, 2005, you must disclose any private offerings occurring on or after February 25, 2002, including, but not necessarily limited to, the issuance of shares to 33 individuals from February to May 2002 and the issuance of 10,000 shares of common stock to Robert Sonfield.
Please do so. Please ensure that you provide all the information required by Item 701 of Regulation S-B for each offering.
35. We repeat our prior comment 52 since the issuance occurred within the three year period. Please add back the May 2002 issuance of 40,000 shares to four investors that was removed in the last amendment.
36. We repeat our prior comment 53. Please disclose the value of the consideration provided when shares were issued for services.
37. Please disclose in this section your supplemental response to our prior comment 54.
Exhibits
38. We repeat our prior comments 55 and 56. All exhibits are subject to staff review and should be filed as soon as practicable to allow sufficient time for such review.

Closing Comments

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Donald Wiland at (202) 551-3392 if you have questions regarding comments on the financial statements and related matters.
Please contact Susann Reilly at 202) 551-3236 with other questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc:  David Schiff, Esq.
      By facsimile (212) 930-9725
??

??

??

??

Michael Metter, President
Spongetech Delivery Systems, Inc.
Page 1
August 1, 2005